EXHIBIT 99.1

Codere Online Regains Compliance with Nasdaq Listing Requirements

Luxembourg, Grand Duchy of Luxembourg, June 6, 2025 (GLOBE NEWSWIRE) – Codere Online Luxembourg, S.A. (Nasdaq: CDRO / CDROW) (the “Company” or “Codere Online”), a leading online gaming operator in Spain and Latin America, today announced that it has received formal notification from the Nasdaq Stock Market LLC ("Nasdaq") confirming that the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1) and that the Company is therefore in compliance with the Nasdaq Capital Market’s listing requirements. As a result, the Company’s securities will continue to be listed and traded on the Nasdaq Capital Market and are no longer subject to a delisting process.

This confirmation follows Codere Online's filing of its annual report on Form 20-F for the year ended December 31, 2024, with the U.S. Securities and Exchange Commission ("SEC") on June 2, 2025. As part of its formal communication, Nasdaq also notified the Company that the hearing requested on May 22nd to review the delisting determination has been cancelled.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere currently operates in its core markets of Spain, Mexico, Colombia, Panama and Argentina. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s or its management team’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the SEC. All subsequent written and oral forward-looking statements concerning Codere Online or other matters attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codereonline.com
(+34) 628.928.152